Yangtze River Development Limited

183 Broadway, Suite 5

New York, NY 10007

October 24, 2016

VIA EDGAR

Tom Kluck, Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Yangtze River Development Limited

Amendment No. 5 to Registration Statement on Form S-1

Filed September 9, 2016

File No. 333-209579

Dear Mr. Kluck:

We are in receipt of your comment letter dated September 28, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Cover Page

1.	We note your revised disclosure in the “Underwriting” section starting on page 47, which indicates that this is a firm commitment offering. However, your disclosure on the registration statement cover page states that the “closing date will be a date mutually acceptable to the Underwriter and the Registrant after the maximum offering has been sold.” Additionally, your disclosure on the prospectus cover page states that the offering “will remain open until the earlier of (i) a date mutually acceptable to us and our underwriter or (ii) [●], subject to extension upon agreement with the underwriter.” There are further references to a “maximum” offering on (without limitation) the registration statement cover page in footnote 2 below the table and page 23 under “Shares eligible for future sale may adversely affect the market price of our common stock . . . .” Please revise your disclosure throughout the registration statement to clarify whether this offering will be on a firm commitment or best efforts basis. Please also revise your undertakings in Part II as appropriate. Please refer to Item 512 of Regulation S-K. We may have further comment.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that this offering will be on a firm commitment basis. We also respectfully revise our disclosure throughout the registration statement to clarify this. Further, we amend our undertakings in Part II (page 82) pursuant to Item 512 of Regulation S-K.

2.	We note your disclosure below the proceeds table stating that you “will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority (“FINRA”) as underwriting compensation [which] will further reduce proceeds available to [you] before expenses.” Please revise your disclosure to describe and quantify these expenses. Please also revise to include a notation for footnote 1 below the table.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure to describe and quantify the expenses by the underwriter. We also amend the registration statement by inserting a notation below the table on page 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

3.	Please revise your disclosure in this section to include all of the disclosures required by Item 303(a) of Regulation S-K for full fiscal years.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully include “Results of Operation” for the comparison between fiscal year ended December 31, 2015 and 2014 beginning on page 49. We also include “Liquidity and Capital Resources” as of December 31, 2015 beginning on page 52 pursuant to disclosure requirement by Item 303(a) of Regulation S-K.

We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please call our lead outside securities counsel Joseph M. Lucosky, Managing Partner of Lucosky Brookman LLP at (732) 395-4402, or email him at jlucosky@lucbro.com.

Yangtze River Development Limited

By:	/s/ Xiangyao Liu
Name: Xiangyao Liu
Title: Chief Executive Officer